Exhibit 99.1

Trip.com Group Limited Announces Completion of Offering of US$1.5 Billion Cash-par

Settled Convertible Senior Notes

SINGAPORE, June 7, 2024—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced the completion of its offering (the “Notes Offering”) of US$1.5 billion in aggregate principal amount of convertible senior notes due 2029 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$200 million in aggregate principal amount of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Company plans to use the net proceeds from the Notes Offering for repayment of existing financial indebtedness, expansion of its overseas business, and working capital needs.

The Notes will be general unsecured obligations of the Company and bear interest at a rate of 0.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024. The Notes will mature on June 15, 2029 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 15.0462 American depositary shares (“ADSs”), each currently representing one ordinary share of the Company, per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$66.46 per ADS.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or ordinary shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies, or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@trip.com

2